Exhibit 99

FOURTH QUARTER AND ANNUAL RESULTS 2004

(Unaudited and provisional, at constant 2003 average exchange rates unless stated)

ROTTERDAM, Netherlands – The business developed to plan in the fourth quarter. Full year EPS beia grew by 5%. Changes in organisation and increased market competitiveness are directed at restoring sustainable top line growth.

FINANCIAL HIGHLIGHTS

€ Millions
		Constant 2003 average exchange rates			Current exchange rates
Fourth Quarter 2004			Full Year 2004		Full Year 2004

10,759	+ 1%	Turnover	42,023	- 2%	40,366	- 6%

1,470	- 16%	Operating profit – beia*	6,386	- 6%	6,138	- 9%

(519)	- 143%	Pre-tax profit/(loss)	2,900	- 36%	2,839	- 37%

(283)	- 139%	Net profit/(loss)	1,900	- 31%	1,876	- 32%

1,016	- 1%	Net profit – beia*	4,090	+ 4%	3,969	+ 1%

1.05	- 1%	EPS NV – beia * (Euros)	4.22	+ 5%	4.09	+ 2%

15.75	- 1%	EPS PLC – beia * (Euro cents)	63.25	+ 5%	61.37	+ 2%

* Before exceptional items and amortisation of goodwill and intangibles

KEY FEATURES

FOURTH QUARTER

•	Underlying sales grew by 3.2%, and leading brands by 3.7%, including the benefit of two additional days.

•	Operating margin (beia) was 270 basis points lower including increased investment in market competitiveness and high commodity costs in the quarter.

•	Exceptional items of €1.5 billion include planned step-up in restructuring and an impairment charge for Slim·Fast goodwill.

FULL YEAR 2004

•	Underlying sales grew by 0.4% and leading brands by 0.9%. Sales declined in Western Europe with share losses in some categories in weaker markets. In Asia, it was a year of intense competition.
•	Operating margin (beia) was 60 bps lower. EPS beia grew 5%, boosted by lower tax and financing costs.
•	Strong cash generation and currency movements have reduced net debt to €9.7 billion at year-end exchange rates, down by €2.9 billion over the year.
•	Proposed final dividend of €1.26 per NV ordinary share and 12.82p per PLC ordinary share, increases the total dividend per share by 9% for NV and by 6% for PLC.

ORGANISATION CHANGES

•	Dual chairman structure to be replaced by single CEO and non-executive Chairman.

•	Simplification of management structure with fewer layers and greater consumer and customer focus.

•	Corporate structure to be reviewed.

CHAIRMEN’S COMMENT & OUTLOOK

The ‘Path to Growth’ transformation programme undertaken over the past five years has produced a stronger portfolio. We have powerful geographic and category positions, a much more focused stable of brands and a greatly improved cost and capital base. However, initial market share gains for the business as a whole in the early years of the programme have not been sustained. While it is certainly the case that markets have been tougher in the past eighteen months than we had expected, we have also lost some share during that time.

There are two fundamental reasons for the recent poor top line performance. Firstly, we let a range of targets limit our flexibility and did not adjust our plans quickly enough to a more difficult business environment. Secondly, we took our eye off our competitiveness and our execution could have been sharper.

In a separate announcement this morning we explained important changes we are making to the Unilever organisational structure. These changes will significantly simplify the organisation, speed-up decision making and ensure clear focus and accountability for the execution of our strategic agenda. At the same time we explained that the Corporate structure will be reviewed and that this review is independent of the organisational changes being made.

We are determined to restore sustainable, profitable, growth and the changes in organisation will re-inforce the actions taken to improve market competitiveness. The fourth quarter results include an increased level of support, targeted pricing action and the first stage in the implementation of the simplification programme announced in mid 2004.

OUTLOOK TO 2010

The Vitality mission set out in 2004 guides the strategic agenda over the coming years. Our over-arching financial ambition of top third Total Shareholder Return over time is reconfirmed. We have reviewed our target for ungeared free cash flow in the light of market conditions and concluded that it is now prudent to assume between €25 and €30 billion over the next 6 years, while aiming for the top end of this range. At the same time we expect a significant improvement in return on invested capital.

OUTLOOK FOR 2005

The number one priority is to restore sustainable top line growth. The step up in market competitiveness begun in the fourth quarter of 2004 will be sustained and carefully targeted at specific categories and regions. In addition our plans are based on a sharpening of innovation, better portfolio management of brands to drive categories and winning with customers by further improving the way we go to market. Productivity gains will be accelerated through the implementation of the simplification programme. Net restructuring costs in the year are expected to be within the ongoing range of 0.5% to 1% of sales and will be treated as non-exceptional, as previously indicated. We anticipate an easing of some commodity cost pressures through the year.

RETURN OF CASH TO SHAREHOLDERS

The continued strong cash flow in 2004, together with the effect of the weaker US dollar, has brought net debt at year-end closing rates to below €10 billion. Following the conversion of the €0.05 preference shares separately announced this morning, we will buy in shares to replenish the stock used for the conversion. Having done this, we expect to use surplus cash generation to start a share buy-back programme. Barring sharp changes in exchange rates, we expect to initiate this in 2005 with an amount of up to €500 million.

Antony Burgmans Patrick Cescau

Chairmen of Unilever

10 February 2005

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS (at constant exchange rates)

Notes:

The following commentary is based on operating profit before exceptional items and amortisation of goodwill and intangible assets. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

Unilever uses ‘constant rate’, ‘underlying’ and ‘beia’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that the use of such measures provides additional information for shareholders on underlying business performance trends. Such measures are not defined under UK, Netherlands or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit. Fuller definitions and reconciliations between such measures and the equivalent GAAP measures are available on our website: www.unilever.com.

Underlying sales grew by 3.2% in the quarter and by 0.4% in the year. The growth for the quarter included the benefit of two additional trading days compared with the same period last year. After the impact of disposals, turnover increased by 0.6% in the quarter and declined by 2.1% for the year.

Operating margin (beia) was 270 bps lower than last year for the quarter with advertising and promotions up by 130 basis points. Margin in the quarter was also reduced by the actions taken to improve price competitiveness, particularly high commodity costs in the quarter and by the net impact of a number of one-off items. These included asset write-offs and disposals which were not part of the Path to Growth programme and thus have not been taken as exceptional items.

For the full year, operating margin (beia) was 60 bps lower than last year. This reflects a decline in price, slightly higher advertising and promotion expenditure and unrecovered overheads following disposals. The impact of increased commodity costs in the year was fully offset by procurement savings.

Net borrowing costs were reduced by 18% in the quarter and by 19% in the year with both net debt and interest rates lower than last year. The financing costs of pensions were also lower.

The fourth quarter saw the planned step-up in restructuring costs with the start of the implementation of the overheads simplification project, announced in mid 2004. This first phase of the project is within the original scope of Path to Growth and marks an end to the Path to Growth restructuring costs. In total, exceptional restructuring costs were €597 million in the quarter, compared with €195 million in the fourth quarter of the previous year and €884 million in the year compared with €470 million in 2003.

Exceptional losses arising from business disposals including asset write-downs were €113 million in the quarter compared with a profit of €172 million in the fourth quarter of the previous year with a profit of €39 million in the year compared with €370 million in 2003.

In the fourth quarter a charge of €650 million was taken for the impairment of goodwill for Slim·Fast. The turnaround plan is being executed well, including the launch of new Slim·Fast Optima and market shares have been stabilised with modest increases. However the weight management category has declined significantly in the second half of 2004 reflecting declining interest in the more extreme low carb diets. Consumers have not yet been attracted back to the Slim·Fast meal replacement plan. While the brand is expected to contribute to future growth, recovery will take longer than expected and we have a substantially smaller base from which to grow.

There is an additional €177 million charge in the fourth quarter, relating to the potential repayment of certain sales tax credits taken over the past five years in Brazil. The charge arises from an announced Brazilian supreme court review of precedents that had been set in favour of taxpayers. We believe it is appropriate to make a provision now but will defend our position vigorously.

Total exceptional items were thus €1,537 million in the quarter compared with €23 million in the fourth quarter of the previous year and €1,672 million in the year compared with €100 million in 2003.

The tax rate (beia) has reduced steadily over the past five years and was 25% in 2004, compared with 29% in the previous year. This included, in the fourth quarter, the impact of a reduction in the future tax rate in the Netherlands and the resolution of a number of outstanding tax matters in various countries.

Earnings per share (beia) were 1% lower in the quarter but grew by 5% for the year as a whole.

When expressed at current rates of exchange, earnings per share (beia) for the quarter were lower by 4% in Euros. For the full year on this basis, earnings per share (beia) were higher by 2% in Euros, but flat when measured in £ Sterling and higher by 12% when measured in US $. Turnover expressed at current rates of exchange was lower by 2% in the quarter in Euros, while for the full year it was lower by 6% in Euros, lower by 8% in £ Sterling and higher by 3% in US $.

FULL YEAR SALES PERFORMANCE (at constant exchange rates)

Overall performance in 2004 was unsatisfactory.

In Western Europe, trading conditions were difficult due to the continuing growth of hard discounters and the responses of traditional retailers, looking to compete through value on both branded and private label products. In addition ice cream and ready-to-drink tea suffered from a poorer summer than the exceptional one in 2003. Our business in Central and Eastern Europe grew by over 5%, however underlying sales in Europe as a whole declined by 2.8%.

North America grew by 1.5%, despite disappointing sales in Slim·Fast. There was good growth in the rest of the Foods business but some share loss in Home and Personal Care in weak markets.

Growth in Asia was only 1.4% as some of our leadership positions came under competitive attack. We are defending these robustly. Latin America had another strong year with underlying sales ahead by 7.2%, while growth in Africa, the Middle East and Turkey was more modest at 3.1%.

Vitality has been at the heart of our Foods innovation programme which drove good growth in Knorr and Hellmann’s and in spreads brands in the second half of the year. By contrast, the overall performance in beverages and in ice cream and frozen foods was disappointing.

In Home and Personal Care, a sharp slowdown in market growth and a significant rise in the level and intensity of competitive activity put pressure on the business. This reduced growth in personal care, and in home care volume growth was fully offset by price declines.

Through 2005 we are determined to regain market share and momentum. We will do this by further developing our brands to meet emerging consumer vitality needs, rolling out new initiatives faster across our markets and strengthening our competitiveness.

Savoury and dressings

We are growing our savoury and dressings brands by developing new products that suit the changing lifestyles of our consumers, by keeping them relevant through the creation of world class communication and through launches in new trade channels and markets. Underlying sales grew by 2.6%.

Our performance in Europe was mixed. There was strong growth in dressings in Russia and the UK. However this was partly offset by declines in dressings in France and the Netherlands and in savoury in the UK as we faced a challenging trade environment and intense competition.

In North America, Hellmann’s dressings benefitted from strong brand activation and an improved go to market strategy. Excellent results were achieved with our Carb Option dressings, part of a wider range of low carbohydrate products. This was followed by the launch of chilled side dishes under our Country Crock brand across the USA towards the end of the year.

In Latin America a cholesterol free Hellmann’s mayonnaise addressed the growing demand for ‘healthy heart’ products. Knorr soups were launched in Mexico and Argentina, while in Brazil we launched low unit price Knorr seasoning cubes particularly relevant to lower income consumers.

Spreads and cooking products

Underlying sales grew by 1.6% with strong momentum in the second half of the year. Our ‘healthy heart’ brands were strengthened further with the successful launch of Flora/Becel pro.activ milk drinks and yoghurts in a number of European markets and these brands continued to gain share in spreads. There were also good performances by well-established brands like Rama and Blue Band following the extension into the range of Finesse cooking creams at the end of 2003.

In North America Country Crock produced excellent results, while the launch of Carb Options Skippy peanut butter is now being followed by an extension into snack bars.

In Turkey, significant price reductions on our Sana brand to defend our market volume meant a decline in sales.

Overall growth in the category was held back by lower sales of ‘tail’ brands which are being managed for value.

Beverages

Our beverages business performed below par in 2004, with an underlying sales decline of 3.9%. Growth in leaf tea and good progress with Ades soy based drinks were more than offset by declines in ready-to-drink tea and by Slim·Fast.

In Europe, poor summer weather resulted in reduced sales of our ready-to-drink Lipton ice tea range. However leaf teas performed considerably better. The launch of Lipton Ice Tea Green and Lipton green leaf teas established the brand as the market leader in green tea, while difficult trading conditions impacted negatively on the UK and Ireland, two of our biggest tea countries in Europe.

In Asia, Brooke Bond tea in India and Sariwangi in Indonesia both grew strongly. In China we introduced Lipton Asian tea bags and Lipton Milk Tea powders. However it was a difficult year for tea in Pakistan, which faced increased promotional activity by local competition.

Our Pepsi Lipton International joint venture, launched in 2003 to accelerate our growth in under-developed ready-to-drink tea markets, is producing strong results.

Our ‘health & wellness’ brands, largely made up of Slim·Fast, were hard hit by rapidly changing dieting preferences. In the first half of the year we stabilised market share with the launch of a low carb range. Towards the end of the year we relaunched the entire Slim·Fast portfolio in the US, with improved formulations which include up to 55% less sugar content.

Ades, our nutritional soy-based drink continued to grow strongly in Argentina, Mexico and Brazil and was extended into dairy products with the launch of Yofresh, a soy-based yoghurt alternative.

Ice cream and frozen foods

Underlying sales of ice cream and frozen foods were lower by 3.4% with declines in both parts of the category.

Ice Cream sales in Europe were affected by a poorer summer compared with the excellent weather conditions in the summer of 2003. Lower priced competition led to some market share loss in take-home ‘tubs’, but this was partly offset by the roll-out of new variants such as Magnum Intense and Cornetto Love Potions.

Our US ice cream brands Klondike, Breyers and Ben & Jerry’s continued to grow well, gaining market share in a highly competitive market. Key to this success has been meeting consumer demand for ‘health & wellness’ lines such as low-carb, low-sugar, lactose free and yoghurt products which now represent over 20% of our portfolio.

In Latin America we successfully launched Ades Kibon ice cream, extending the soy benefits of Ades into ice cream. In Asia, there was strong growth of our ice cream businesses, particularly in Indonesia and China.

We have been reorganising the frozen foods business to focus more on higher growth segments of the market, including making some disposals. Margins continue to improve through restructuring. The relaunch of the Iglo, Birds Eye, Findus brand family commenced in the second half of the year in the UK. Initial results are encouraging and roll out to other European markets is planned for 2005. Recent innovations include convenience products using fresh, natural ingredients.

Personal Care

In 2004, our Personal Care business had underlying sales growth of 2.1%. Market share improved in Europe, Middle East & Africa. In a number of other regions, market share began to recover by the end of the year following some declines earlier in the year.

Under Path to Growth, our performance in Personal Care has been driven by six global brands - Dove, Sunsilk, Axe, Rexona, Lux and Pond’s and these again grew well in aggregate in 2004.

Deodorants saw another year of double-digit growth, with increased share in most regions. Axe had another excellent year, based on its notable success in North America where the brand now has close to 13% market share two years after launch. Elsewhere growth came from the new fragrance Touch, higher consumption in Latin America through all over body usage, and the deployment of award-winning advertising. Rexona continues to build market share as the world’s largest deodorant brand – it was relaunched in Europe, where it is now the market leader for women, with new body responsive technology, and successful variants such as Rexona Ebony have been launched in Latin America.

In hair care, Sunsilk continued its double-digit growth and was rolled out in Europe. Variant innovations as solutions to daily hair problems were the foundation of the brand’s success, communicated globally through the “hair dramas” campaign. However, overall growth in the category was held back by a fierce competitive response to our previous market share gains in Japan. This has been addressed through the relaunch of Lux and mod’s shampoos. In India, volumes were well ahead, but at significantly lower prices, whilst in North America, portfolio issues have restricted growth.

In skin cleansing, a disappointing performance in North America offset share gains in other territories. In skin care, Dove has been successful with firming lotion in Europe, and this has been the vehicle for the ‘Real Beauty’ communication platform. Fair & Lovely has enjoyed a strong year in India, while Vaseline has been relaunched in the highly active US market.

In oral we continued to focus investment behind selected leadership positions with our Signal / Pepsodent and Close Up brands.

The prestige fragrance business met our 2004 expectations, delivering sharply improved profitability and cash flow. The key launch was Eternity Moment in the third quarter, which quickly established itself as one of the leading new fragrances in Europe this year.

Home Care

In 2004, underlying sales in our Home Care business declined by 0.4%. Volumes grew by 1.8% but this was more than offset by price declines, reflecting increased consumer sensitivity in this area resulting in reduced market sizes in the developed world.

Performance was on the whole disappointing. Despite gains in specific territories, overall market share fell marginally – with growth in developing markets offset by the decline in Europe and North America.

In laundry, our top performance fabric cleaning brand, Omo, is now aligned to a common brand proposition across the world, and continued to perform well in difficult trading conditions. Omo strengthened its position in a number of key markets. The success of Omo was supported by the ‘Pockets’ campaign in parts of Asia, Africa and Latin America, as well as the ‘Dirt is Good’ campaign and innovations such as Aloe Vera in Latin America.

Other brands that performed well included the Radiant family (superior whiteness and brightness marketed as Rin and Ala), and the fabric conditioner brand Comfort.

The household care business declined due to difficult trading conditions in Europe, despite strong growth in developing and emerging markets. Attention was focused on the profitability of the business, which improved significantly.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

RESULTS AT CURRENT EXCHANGE RATE

During the year the average exchange rate for the Euro strengthened by 4% against a representative basket of currencies for Unilever. Compared with constant rates, the change in turnover at current exchange rates was lower by 4 percentage points and operating profit beia was lower by 3 percentage points. EPS beia growth for the year was 3% lower, at 2%.

FINAL DIVIDEND

The Boards will recommend to the Annual General Meetings a final dividend of €1.26 per €0.51* ordinary share of Unilever N.V. and a final dividend of 12.82p per 1.4p ordinary share of Unilever PLC. This will bring the total dividend to €1.89 per ordinary share of €0.51*, an increase of 9% over last year and 19.15p per ordinary share of 1.4p, an increase of 6% over last year.

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.’s Articles of Association.

CASH FLOW (at current exchange rates)

Cash flow from group operating activities was €6.9 billion in 2004, an increase of €0.1 billion over 2003. Lower group operating profit (beia) and increased contributions to pension funds were offset by reduced working capital levels. The exceptional charges taken in the fourth quarter had little cash effect in 2004, falling mainly into 2005.

Returns on investment and servicing of finance cash outflows were €0.4 billion lower as a result of reduced interest costs and higher dividends paid to minority shareholders in the comparative period. The drivers of lower interest costs were reduced debt levels and lower interest rates.

Net capital expenditure and financial investment was at a similar level to the prior year, which included a €0.2 billion cash inflow from the sale of a fixed rate investment. Net cash inflows from acquisitions and disposals were €0.3 billion lower than in 2003.

Closing net debt was €9.7 billion, a reduction of €2.9 billion since the start of the year, €0.9 billion of which relates to currency movements.

BALANCE SHEET (at current exchange rates)

Capital and reserves decreased by €0.4 billion in 2004. Net profits added €1.9 billion and the credit in respect of share option costs €0.2 billion. These were offset by the effect of actuarial assumptions and investment returns on pension balances (€0.5 billion), purchases of own shares to hedge share options (€0.3 billion) and 2004 dividends (€1.8 billion).

Goodwill and intangibles decreased by €2.4 billion over the year, reflecting amortisation and impairment charges of €1.9 billion and currency movements of €0.5 billion. Tangible fixed assets decreased by €0.4 billion through the net impact of capital expenditure, depreciation and business disposals (€0.3 billion) and currency movements (€0.1 billion).

Lower stocks and debtors reflect effective management of the working capital base with an increase in the level of deferred tax assets. Restructuring and other provisions increased following the planned step-up of restructuring costs in the fourth quarter and a provision for a potential Brazilian sales tax liability.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 16.

Fourth Quarter			€ Millions – constant rates	Full Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

10,759	10,694	1%	TURNOVER	42,023	42,942	(2)%
(54)	(57)		Less: Share of turnover of joint ventures	(206)	(249)

10,705	10,637	1%	Group turnover	41,817	42,693	(2)%

(364)	1,428	(125)%	Group operating profit/(loss)	3,526	5,483	(36)%

10	9		Add: Share of operating profit of joint ventures	47	46

(354)	1,437	(125)%	OPERATING PROFIT/(LOSS)	3,573	5,529	(35)%
1,470	1,755	(16)%	Operating profit beia *	6,386	6,772	(6)%
(1,537)	(23)		Exceptional items	(1,672)	(100)
(287)	(295)		Amortisation of goodwill and intangibles	(1,141)	(1,143)

10	12		Share of operating profit of associates	47	25
5	8		Other income from fixed investments	33	(3)

(177)	(217)		Interest	(684)	(847)
(3)	(41)		Other finance income/(cost) – pensions and similar obligations	(69)	(166)

(519)	1,199	(143)%	PROFIT/(LOSS) BEFORE TAXATION	2,900	4,538	(36)%

278	(394)		Taxation	(806)	(1,527)

(241)	805	(130)%	PROFIT/(LOSS) AFTER TAXATION	2,094	3,011	(30)%

(42)	(72)		Minority interests	(194)	(249)

(283)	733	(139)%	NET PROFIT/(LOSS)	1,900	2,762	(31)%

1,016	1,030	(1)%	Net profit beia *	4,090	3,923	4%

			COMBINED EARNINGS PER SHARE (Constant rates)

(0.30)	0.75	(140)%	- per €0.51 ordinary NV share (Euros)	1.94	2.82	(31)%
(4.50)	11.28	(140)%	- per 1.4p ordinary PLC share (Euro cents)	29.14	42.33	(31)%

1.05	1.06	(1)%	- per €0.51 ordinary NV share – beia * (Euros)	4.22	4.02	5%
15.75	15.90	(1)%	- per 1.4p ordinary PLC share – beia * (Euro cents)	63.25	60.31	5%

(0.31)	0.73	(142)%	- per €0.51 ordinary NV share – diluted (Euros)	1.87	2.74	(32)%
(4.61)	10.94	(142)%	- per 1.4p ordinary PLC share – diluted (Euro cents)	28.04	41.09	(32)%

* Before exceptional items and amortisation of goodwill and intangibles

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 16.

Fourth Quarter			€ Millions – current rates	Full Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr. /(Decr.)

10,233	10,490	(2)%	TURNOVER	40,366	42,942	(6)%
(50)	(55)		Less: Share of turnover of joint ventures	(197)	(249)

10,183	10,435	(2)%	Group turnover	40,169	42,693	(6)%

(337)	1,409	(124)%	Group operating profit/(loss)	3,411	5,483	(38)%

9	8		Add: Share of operating profit of joint ventures	44	46

(328)	1,417	(123)%	OPERATING PROFIT/(LOSS)	3,455	5,529	(38)%
1,395	1,727	(19)%	Operating profit beia *	6,138	6,772	(9)%
(1,453)	(22)		Exceptional items	(1,597)	(100)
(270)	(288)		Amortisation of goodwill and intangibles	(1,086)	(1,143)

8	12		Share of operating profit of associates	42	25
5	8		Other income from fixed investments	31	(3)

(159)	(210)		Interest	(628)	(847)
—	(39)		Other finance income/(cost) – pensions and similar obligations	(61)	(166)

(474)	1,188	(140)%	PROFIT/(LOSS) BEFORE TAXATION	2,839	4,538	(37)%

258	(388)		Taxation	(782)	(1,527)

(216)	800	(127)%	PROFIT/(LOSS) AFTER TAXATION	2,057	3,011	(32)%

(39)	(70)		Minority interests	(181)	(249)

(255)	730	(135)%	NET PROFIT/(LOSS) AT EXCHANGE RATES CURRENT IN EACH PERIOD	1,876	2,762	(32)%

976	1,019	(4)%	Net profit beia *	3,969	3,923	1%

			COMBINED EARNINGS PER SHARE (Current rates)
(0.27)	0.75	(136)%	- per €0.51 ordinary NV share (Euros)	1.92	2.82	(32)%
(4.05)	11.23	(136)%	- per 1.4p ordinary PLC share (Euro cents)	28.78	42.33	(32)%

1.01	1.05	(4)%	- per €0.51 ordinary NV share – beia * (Euros)	4.09	4.02	2%
15.12	15.72	(4)%	- per 1.4p ordinary PLC share – beia * (Euro cents)	61.37	60.31	2%

(0.27)	0.73	(138)%	- per €0.51 ordinary NV share – diluted (Euros)	1.85	2.74	(33)%
(4.18)	10.89	(138)%	- per 1.4p ordinary PLC share – diluted (Euro cents)	27.69	41.09	(33)%

			Preference dividends	(28)	(27)
			Dividends on ordinary capital	(1,815)	(1,682)

			Result for the year retained	33	1,053

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	Full Year

	2004	2003

Net profit	1,876	2,762
Pensions – actuarial gains / (losses) net of tax	(454)	(28)
Currency retranslation	83	159

Total recognised gains for the year	1,505	2,893

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	Full Year

	2004	2003

Shareholders' equity as at 1 January	5,920	4,702
Net profit	1,876	2,762
Dividends	(1,843)	(1,709)
Goodwill written back on disposals	16	135
Change in book value of shares or certificates held in connection with share options	(324)	(400)
Actuarial gains / (losses) on pension schemes net of tax	(454)	(28)
Credit in respect of share option costs	222	208
Currency retranslation	121	250

Shareholders' equity as at 31 December	5,534	5,920

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 31 December

	2004	2003

Goodwill and intangible assets	15,338	17,713
Other fixed assets	6,473	6,854
Stocks	3,758	4,175
Debtors	5,703	5,881
Cash and current investments	2,603	3,345
Trade and other creditors	(10,132)	(10,304)

	23,743	27,664

Borrowings	12,048	15,900
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,881	1,645
Net pension asset for funded schemes in surplus	(456)	(490)
Net pension liability for funded schemes in deficit	1,633	1,629
Net pension liability for unfunded schemes	2,741	2,620
Minority interests	362	440
Capital and reserves	5,534	5,920

	23,743	27,664

CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	Full Year

	2004	2003

Cash flow from group operating activities	6,853	6,780
Dividends from joint ventures	60	52
Returns on investments and servicing of finance	(807)	(1,180)
Taxation	(1,378)	(1,423)
Capital expenditure and financial investment	(1,044)	(1,024)
Acquisitions and disposals	316	622
Dividends paid on ordinary share capital	(1,720)	(1,715)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	2,280	2,112

Management of liquid resources	(31)	(41)
Financing	(2,921)	(2,917)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(672)	(846)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	Full Year

	2004	2003

NET DEBT AT 1 JANUARY	(12,555)	(16,966)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(672)	(846)
Cash flow from (increase) / decrease in borrowings	3,042	2,909
Cash flows arising in connection with finance leases	(128)	—
Cash flow from increase / (decrease) in liquid resources	31	41

Change in net debt resulting from cash flows	2,273	2,104
Borrowings within group companies acquired	—	(25)
Borrowings within group companies sold	41	5
Liquid resources within group companies sold	(2)	(3)
Non cash movements	(319)	690
Currency retranslation	899	1,640

MOVEMENT IN NET DEBT IN THE PERIOD	2,892	4,411

NET DEBT AT 31 DECEMBER	(9,663)	(12,555)

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter				Full Year
			€ Millions
Constant Rates				Current	Constant Rates
				Rates
2004	2003	% Incr./		2004	2004	2003	% Incr./
		(Decr)					(Decr.)

10,759	10,694	1%	TURNOVER	40,366	42,023	42,942	(2)%

5,880	5,834	1%	Foods	22,710	23,480	24,200	(3)%

2,409	2,355	2%	Savoury and Dressings	8,397	8,713	8,609	1%
1,319	1,355	(3)%	Spreads and Cooking Products	4,644	4,759	5,028	(5)%
859	851	1%	Beverages	3,206	3,376	3,569	(5)%
1,293	1,273	2%	Ice Cream and Frozen Foods	6,463	6,632	6,994	(5)%

4,817	4,735	2%	Home and Personal Care	17,418	18,285	18,383	(1)%

1,800	1,828	(2)%	Home Care	6,782	7,023	7,230	(3)%
3,017	2,907	4%	Personal Care	10,636	11,262	11,153	1%

62	125	(51)%	Other Operations	238	258	359	(28)%

1,470	1,755	(16)%	OPERATING PROFIT – beia *	6,138	6,386	6,772	(6)%

842	963	(13)%	Foods	3,519	3,632	3,900	(7)%

532	508	5%	Savoury and Dressings	1,561	1,617	1,496	8%
244	264	(8)%	Spreads and Cooking Products	766	781	865	(10)%
54	157	(65)%	Beverages	390	409	527	(22)%
12	34	(66)%	Ice Cream and Frozen Foods	802	825	1,012	(19)%

645	792	(19)%	Home and Personal Care	2,637	2,772	2,878	(4)%

158	219	(28)%	Home Care	774	794	914	(13)%
487	573	(15)%	Personal Care	1,863	1,978	1,964	1%

(17)	0		Other Operations	(18)	(18)	(6)	(169)%

13.7%	16.4%		OPERATING MARGIN – beia *	15.2%	15.2%	15.8%

14.3%	16.5%		Foods	15.5%	15.5%	16.1%

22.1%	21.6%		Savoury and Dressings	18.6%	18.6%	17.4%
18.5%	19.5%		Spreads and Cooking Products	16.5%	16.4%	17.2%
6.4%	18.5%		Beverages	12.2%	12.1%	14.8%
0.9%	2.7%		Ice Cream and Frozen Foods	12.4%	12.4%	14.5%

13.4%	16.7%		Home and Personal Care	15.1%	15.2%	15.7%

8.8%	12.0%		Home Care	11.4%	11.3%	12.6%
16.1%	19.7%		Personal Care	17.5%	17.6%	17.6%

(28.4)%	(0.3)%		Other Operations	(7.9)%	(7.0)%	(1.9)%

* Before exceptional items and amortisation of goodwill and intangibles

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			€ Millions	Full Year

Constant Rates				Current	Constant Rates
				Rates

2004	2003	% Incr./		2004	2004	2003	% Incr./
		(Decr)					(Decr.)

10,759	10,694	1%	TURNOVER	40,366	42,023	42,942	(2)%

4,364	4,407	(1)%	Europe	17,409	17,392	18,297	(5)%
2,498	2,436	3%	North America	8,992	9,821	9,869	(0)%
860	845	2%	Africa, Middle East & Turkey	3,274	3,302	3,302	0%
1,792	1,821	(2)%	Asia and Pacific	6,474	6,954	7,094	(2)%
1,245	1,185	5%	Latin America	4,217	4,554	4,380	4%

1,470	1,755	(16)%	OPERATING PROFIT – beia *	6,138	6,386	6,772	(6)%

616	628	(2)%	Europe	2,864	2,858	3,032	(6)%
381	563	(32)%	North America	1,382	1,514	1,660	(9)%
61	111	(45)%	Africa, Middle East & Turkey	399	399	438	(9)%
182	269	(32)%	Asia and Pacific	802	870	1,024	(15)%
230	184	24%	Latin America	691	745	618	20%

13.7%	16.4%		OPERATING MARGIN – beia *	15.2%	15.2%	15.8%

14.1%	14.3%		Europe	16.4%	16.4%	16.6%
15.3%	23.1%		North America	15.4%	15.4%	16.8%
7.1%	13.1%		Africa, Middle East & Turkey	12.2%	12.1%	13.3%
10.2%	14.8%		Asia and Pacific	12.4%	12.5%	14.4%
18.4%	15.5%		Latin America	16.4%	16.4%	14.1%

* Before exceptional items and amortisation of goodwill and intangibles

DIVIDENDS

The Boards have resolved to recommend to the Annual General Meetings for NVand PLC, to be held on 10 May 2005 and 11 May 2005 respectively, the declaration of final dividends in respect of 2004 on the Ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalisation Agreement between the two companies:

Unilever N.V.

€1.26 per ordinary share (2003: €1.15), bringing the total of NV’s dividend for 2004 to €1.89 per ordinary share (2003: €1.74).

Unilever PLC

12.82p per ordinary share (2003: 11.92p), bringing the total of PLC’s dividend for 2004 to 19.15p per ordinary share (2003: 18.08p).

The NV final dividend will be paid on 13 June 2005, to shareholders registered at close of business on 11 May 2005.

The PLC final dividend will be paid on 13 June 2005, to shareholders registered at close of business on 20 May 2005.

Dividend on New York shares of NV

US dollar cheques for the final dividend on the New York Shares of €0.51* nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the euro/dollar European Central Bank rate of exchange on 10 May 2005 will be mailed on 10 June 2005 to holders of record at the close of business on 16 May 2005. If converted at the euro/dollar rate of exchange on 9 February 2005, the NV final dividend would be US $1.608012 per New York share (2003 final dividend:
US $1.363555 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2004 of US $0.805392 at the actual euro/dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2004 of US $2.413404 per New York Share (2003: US $2.052262 actual payment).

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

Dividend on American Depositary Receipts of PLC

US Dollar cheques for the final dividend on the American Depositary Receipts in PLC converted at the sterling/dollar rate of exchange current in London on 11 May 2005 will be mailed on 10 June 2005 to holders of record at the close of business on 20 May 2005. Each American Depositary Receipt in PLC represents four 1.4p ordinary shares in PLC. The PLC final dividend will therefore be 51.28p per American Depositary Receipt in PLC. If converted at the sterling/dollar rate of exchange on 9 February 2005, the PLC final dividend would be US $0.9547 per American Depositary Receipt in PLC (2003 final dividend: US $0.8449 actual payment). With the interim dividend in respect of 2004 of US $0.4654 at the actual sterling/dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2004 of US $1.4201 per American Depositary Receipt in PLC (2003: US $1.2616 actual payment).

NOTES

Exchange rate conventions

The following exchange rate conventions have been applied:

In the profit and loss account information given on page 9 and the segmental analysis on pages 13 and 14, the results for 2004 and the comparative figures for 2003 have been translated at constant exchange rates, being the annual average exchange rates for 2003. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.69 = US $1.13.

The profit and loss account information given on page 10 and the cash flow statement on page 12 are translated at rates current in each period. For our reporting currencies these rates were €1 = £0.68 = US $1.24 for 2004 and €1 = £0.69 = US $1.13 for 2003. Additional segmental analysis translated at current exchange rates is given on pages 13 and 14.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.71 = US $1.37 at 31 December 2004 and €1 = £0.71 = US $1.26 at 31 December 2003.

Acquisitions and disposals

On 1 December 2004, we announced an agreement to sell our frozen pizza business and baguette business to Dr Oetker of Bielefeld, Germany, subject to regulatory approval where required. This approval is expected to be confirmed early in 2005.

On 15 December 2004, we announced our intention to restructure our foods business in Portugal with our joint venture partner, Jerónimo Martins Group, subject to regulatory approval. This approval was received on 2 February 2005.

COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust and the NV shares issuable on conversion of the €0.05 preference shares. The number of shares under option is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

The financial statements attached do not constitute the full financial statements within the meaning of S420 of the Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2003 have been delivered to the Registrar of Companies. The auditors’ report on these accounts was unqualified and did not contain a statement under S237(2) or S237(3) of the Companies Act 1985.

Earnings per share in Euro for the year

	Constant rates		Current rates

	2004	2003	2004	2003

	Thousands of units
Average number of combined share units of €0.51	963,407	968,907	963,407	968,907
Average number of combined share units of 1.4p	6,422,715	6,459,377	6,422,715	6,459,377

COMBINED EPS	€ Millions
Net profit	1,900	2,762	1,876	2,762
Less: Preference dividends	(28)	(27)	(28)	(27)

Net profit attributable to ordinary capital	1,872	2,735	1,848	2,735

Combined EPS per €0.51 (Euros)	1.94	2.82	1.92	2.82
Combined EPS per 1.4p (Euro cents)	29.14	42.33	28.78	42.33

COMBINED EPS – beia *	€ Millions
Net profit	1,900	2,762	1,876	2,762
Add back exceptional items net of tax	1,102	67	1,057	67
Add back amortisation of goodwill / intangibles net of tax	1,088	1,094	1,036	1,094

Net profit beia *	4,090	3,923	3,969	3,923
Less: Preference dividends	(28)	(27)	(28)	(27)

Net profit attributable to ordinary capital – beia *	4,062	3,896	3,941	3,896

Combined EPS – beia* per €0.51 (Euros)	4.22	4.02	4.09	4.02
Combined EPS – beia* per 1.4p (Euro cents)	63.25	60.31	61.37	60.31

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	1,012,545	998,141	1,012,545	998,141
Adjusted average combined share units of 1.4p	6,750,301	6,654,276	6,750,301	6,654,276

	€ Millions
Adjusted net profit attributable to ordinary capital	1,893	2,735	1,869	2,735

Combined diluted EPS per €0.51 (Euros)	1.87	2.74	1.85	2.74
Combined diluted EPS per 1.4p (Euro cents)	28.04	41.09	27.69	41.09

* Before exceptional items and amortisation of goodwill and intangibles

Dates

The Annual Report and Accounts 2004 will be published on 24 March 2005. The restatement of 2004 results on an IFRS basis will be published shortly thereafter, and the provisional results for the first quarter 2005 under IFRS will be published on Friday 6 May 2005.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: http://www.unilever.com
E-mail: press-office.london@unilever.com

10 February 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 16.

Fourth Quarter			US $ Millions – constant rates	Full Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

12,113	12,042	1%	TURNOVER	47,317	48,353	(2)%
(60)	(64)		Less: Share of turnover of joint ventures	(232)	(280)

12,053	11,978	1%	Group turnover	47,085	48,073	(2)%

(410)	1,607	(125)%	Group operating profit/(loss)	3,970	6,173	(36)%

11	10		Add: Share of operating profit of joint ventures	53	52

(399)	1,617	(125)%	OPERATING PROFIT/(LOSS)	4,023	6,225	(35)%
1,656	1,976	(16)%	Operating profit beia *	7,191	7,625	(6)%
(1,731)	(27)		Exceptional items	(1,883)	(113)
(324)	(332)		Amortisation of goodwill and intangibles	(1,285)	(1,287)

11	15		Share of operating profit of associates	52	29
7	8		Other income from fixed investments	38	(4)

(200)	(245)		Interest	(771)	(954)
(2)	(45)		Other finance income / (cost) – pensions and similar obligations	(77)	(186)

(583)	1,350	(143)%	PROFIT/(LOSS) BEFORE TAXATION	3,265	5,110	(36)%

312	(444)		Taxation	(908)	(1,720)

(271)	906	(130)%	PROFIT/(LOSS) AFTER TAXATION	2,357	3,390	(30)%

(47)	(81)		Minority interests	(218)	(281)

(318)	825	(139)%	NET PROFIT/(LOSS)	2,139	3,109	(31)%

1,145	1,160	(1)%	Net profit beia *	4,606	4,417	4%

			COMBINED EARNINGS PER SHARE (Constant rates)

(0.34)	0.85	(140)%	- per €0.51 ordinary NV share (US $)	2.19	3.18	(31)%
(0.21)	0.51	(140)%	- per 5.6p ordinary PLC share (US $)	1.31	1.91	(31)%

1.18	1.20	(1)%	- per €0.51 ordinary NV share – beia * (US $)	4.75	4.53	5%
0.71	0.72	(1)%	- per 5.6p ordinary PLC share – beia * (US $)	2.85	2.72	5%

(0.34)	0.82	(142)%	- per €0.51 ordinary NV share – diluted (US $)	2.11	3.08	(32)%
(0.21)	0.49	(142)%	- per 5.6p ordinary PLC share – diluted (US $)	1.26	1.85	(32)%

* Before exceptional items and amortisation of goodwill and intangibles

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 16.

Fourth Quarter			US $ Millions – current rates	Full Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

13,031	12,299	6%	TURNOVER	49,974	48,353	3%
(64)	(65)		Less: Share of turnover of joint ventures	(244)	(280)

12,967	12,234	6%	Group turnover	49,730	48,073	3%

(372)	1,647	(123)%	Group operating profit/(loss)	4,223	6,173	(32)%

11	10		Add: Share of operating profit of joint ventures	54	52

(361)	1,657	(122)%	OPERATING PROFIT/(LOSS)	4,277	6,225	(31)%
1,783	2,020	(12)%	Operating profit beia *	7,598	7,625	0%
(1,801)	(26)		Exceptional items	(1,977)	(113)
(343)	(337)		Amortisation of goodwill and intangibles	(1,344)	(1,287)

11	15		Share of operating profit of associates	52	29
7	8		Other income from fixed investments	39	(4)

(202)	(246)		Interest	(777)	(954)
(1)	(45)		Other finance income / (cost) – pensions and similar obligations	(76)	(186)

(546)	1,389	(139)%	PROFIT/(LOSS) BEFORE TAXATION	3,515	5,110	(31)%

307	(455)		Taxation	(968)	(1,720)

(239)	934	(126)%	PROFIT/(LOSS) AFTER TAXATION	2,547	3,390	(25)%

(50)	(82)		Minority interests	(224)	(281)

(289)	852	(134)%	NET PROFIT/(LOSS) AT EXCHANGE RATES CURRENT IN EACH PERIOD	2,323	3,109	(25)%

1,245	1,191	5%	Net profit beia *	4,914	4,417	11%

			COMBINED EARNINGS PER SHARE (Current rates)

(0.30)	0.88	(135)%	- per €0.51 ordinary NV share (US $)	2.38	3.18	(25)%
(0.18)	0.53	(135)%	- per 5.6p ordinary PLC share (US $)	1.43	1.91	(25)%

1.29	1.23	5%	- per €0.51 ordinary NV share – beia * (US $)	5.07	4.53	12%
0.77	0.74	5%	- per 5.6p ordinary PLC share – beia * (US $)	3.04	2.72	12%

(0.31)	0.84	(137)%	- per €0.51 ordinary NV share – diluted (US $)	2.29	3.08	(26)%
(0.19)	0.51	(137)%	- per 5.6p ordinary PLC share – diluted (US $)	1.37	1.85	(26)%

			Preference dividends	(35)	(31)
			Dividends on ordinary capital	(2,247)	(1,894)

			Result for the year retained	41	1,184

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	Full Year

	2004	2003

Net profit	2,323	3,109
Pensions – actuarial gains / (losses) net of tax	(562)	(32)
Currency retranslation	808	1,374

Total recognised gains / (losses) for the year	2,569	4,451

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	Full Year

	2004	2003
Shareholders' equity as at 1 January	7,465	4,932
Net profit	2,323	3,109
Dividends	(2,282)	(1,925)
Goodwill written back on disposals	19	152
Change in book value of shares or certificates held in connection with share options	(401)	(450)
Actuarial gains / (losses) on pension schemes net of tax	(562)	(32)
Credit in respect of share option costs	275	235
Currency retranslation	722	1,444

Shareholders' equity as at 31 December	7,559	7,465

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 31 December

	2004	2003

Goodwill and intangible assets	20,951	22,336
Other fixed assets	8,842	8,642
Stocks	5,134	5,265
Debtors	7,790	7,416
Cash and current investments	3,556	4,218
Trade and other creditors	(13,841)	(12,993)

	32,432	34,884

Borrowings	16,457	20,050
Provisions for liabilities and charges (excluding pensions and similar obligations)	2,569	2,074
Net pension asset for funded schemes in surplus	(623)	(618)
Net pension liability for funded schemes in deficit	2,231	2,054
Net pension liability for unfunded schemes	3,744	3,304
Minority interests	495	555
Capital and reserves	7,559	7,465

	32,432	34,884

CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	Full Year

	2004	2003
Cash flow from group operating activities	8,484	7,637
Dividends from joint ventures	74	58
Returns on investments and servicing of finance	(999)	(1,330)
Taxation	(1,706)	(1,602)
Capital expenditure and financial investment	(1,292)	(1,153)
Acquisitions and disposals	391	700
Dividends paid on ordinary share capital	(2,129)	(1,931)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	2,823	2,379
Management of liquid resources	(38)	(47)
Financing	(3,617)	(3,285)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(832)	(953)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	Full Year

	2004	2003
NET DEBT AT 1 JANUARY	(15,832)	(17,797)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(832)	(953)
Cash flow from (increase) / decrease in borrowings	3,765	3,276
Cash flows arising in connection with finance leases	(158)	—
Cash flow from increase / (decrease) in liquid resources	38	47

Change in net debt resulting from cash flows	2,813	2,370
Borrowings within group companies acquired	—	(29)
Borrowings within group companies sold	51	5
Liquid resources within group companies sold	(2)	(3)
Non cash movements	(395)	777
Currency retranslation	165	(1,155)

MOVEMENT IN NET DEBT IN THE PERIOD	2,632	1,965

NET DEBT AT 31 DECEMBER	(13,200)	(15,832)

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter			US $ Millions	Full Year

Constant Rates					Constant Rates
				Current
				Rates
2004	2003	% Incr./		2004	2004	2003	% Incr./
		(Decr)					(Decr.)

12,113	12,042	1%	TURNOVER	49,974	47,317	48,353	(2)%

6,621	6,569	1%	Foods	28,114	26,439	27,250	(3)%

2,713	2,650	2%	Savoury and Dressings	10,395	9,812	9,693	1%
1,485	1,526	(3)%	Spreads and Cooking Products	5,749	5,359	5,662	(5)%
967	960	1%	Health & Wellness and Beverages	3,969	3,801	4,020	(5)%
1,456	1,433	2%	Ice Cream and Frozen Foods	8,001	7,467	7,875	(5)%

5,424	5,332	2%	Home and Personal Care	21,564	20,589	20,699	(1)%

2,027	2,058	(2)%	Home Care	8,396	7,908	8,141	(3)%
3,397	3,274	4%	Personal Care	13,168	12,681	12,558	1%

68	141	(51)%	Other Operations	296	289	404	(28)%

1,656	1,976	(16)%	OPERATING PROFIT – beia *	7,598	7,191	7,625	(6)%

949	1,085	(13)%	Foods	4,356	4,090	4,392	(7)%

599	571	5%	Savoury and Dressings	1,932	1,820	1,684	8%
275	298	(8)%	Spreads and Cooking Products	948	880	974	(10)%
62	178	(65)%	Health & Wellness and Beverages	483	461	594	(22)%
13	38	(66)%	Ice Cream and Frozen Foods	993	929	1,140	(19)%

726	892	(19)%	Home and Personal Care	3,266	3,121	3,241	(4)%

178	247	(28)%	Home Care	959	894	1,029	(13)%
548	645	(15)%	Personal Care	2,307	2,227	2,212	1%

(19)	(1)		Other Operations	(24)	(20)	(8)	(169)%

13.7%	16.4%		OPERATING MARGIN – beia *	15.2%	15.2%	15.8%

14.3%	16.5%		Foods	15.5%	15.5%	16.1%

22.1%	21.6%		Savoury and Dressings	18.6%	18.6%	17.4%
18.5%	19.5%		Spreads and Cooking Products	16.5%	16.4%	17.2%
6.4%	18.5%		Health & Wellness and Beverages	12.2%	12.1%	14.8%
0.9%	2.7%		Ice Cream and Frozen Foods	12.4%	12.4%	14.5%

13.4%	16.7%		Home and Personal Care	15.1%	15.2%	15.7%

8.8%	12.0%		Home Care	11.4%	11.3%	12.6%
16.1%	19.7%		Personal Care	17.5%	17.6%	17.6%

(28.4)%	(0.3)%		Other Operations	(7.9)%	(7.0)%	(1.9)%

* Before exceptional items and amortisation of goodwill and intangibles

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			US $ Millions	Full Year

Constant Rates					Constant Rates
				Current
				Rates
2004	2003	% Incr./		2004	2004	2003	% Incr./
		(Decr)					(Decr.)

12,113	12,042	1%	TURNOVER	49,974	47,317	48,353	(2)%

4,913	4,962	(1)%	Europe	21,553	19,583	20,602	(5)%
2,811	2,743	3%	North America	11,132	11,058	11,113	(0)%
970	951	2%	Africa, Middle East & Turkey	4,054	3,719	3,718	0%
2,018	2,051	(2)%	Asia and Pacific	8,015	7,830	7,988	(2)%
1,401	1,335	5%	Latin America	5,220	5,127	4,932	4%

1,656	1,976	(16)%	OPERATING PROFIT – beia *	7,598	7,191	7,625	(6)%

695	709	(2)%	Europe	3,545	3,219	3,415	(6)%
430	633	(32)%	North America	1,711	1,705	1,869	(9)%
68	125	(45)%	Africa, Middle East & Turkey	494	449	493	(9)%
205	302	(32)%	Asia and Pacific	993	980	1,152	(15)%
258	207	24%	Latin America	855	838	696	20%

13.7%	16.4%		OPERATING MARGIN – beia *	15.2%	15.2%	15.8%

14.1%	14.3%		Europe	16.4%	16.4%	16.6%
15.3%	23.1%		North America	15.4%	15.4%	16.8%
7.1%	13.1%		Africa, Middle East & Turkey	12.2%	12.1%	13.3%
10.2%	14.8%		Asia and Pacific	12.4%	12.5%	14.4%
18.4%	15.5%		Latin America	16.4%	16.4%	14.1%

* Before exceptional items and amortisation of goodwill and intangibles

Earnings per share in US Dollars for the year

	Constant rates		Current rates

	2004	2003	2004	2003

	Thousands of units
Average number of combined share units of €0.51	963,407	968,907	963,407	968,907
Average number of combined share units of 5.6p	1,605,679	1,614,844	1,605,679	1,614,844

COMBINED EPS	US $ Millions
Net profit	2,139	3,109	2,323	3,109
Less: Preference dividends	(31)	(31)	(35)	(31)

Net profit attributable to ordinary capital	2,108	3,078	2,288	3,078

Combined EPS per €0.51	$2.19	$3.18	$2.38	$3.18
Combined EPS per 5.6p	$1.31	$1.91	$1.43	$1.91

COMBINED EPS – beia *	US $ Millions
Net profit	2,139	3,109	2,323	3,109
Add back exceptional items net of tax	1,241	76	1,309	76
Add back amortisation of goodwill / intangibles net of tax	1,226	1,232	1,282	1,232

Net profit beia *	4,606	4,417	4,914	4,417
Less: Preference dividends	(31)	(31)	(35)	(31)

Net profit attributable to ordinary capital – beia *	4,575	4,386	4,879	4,386

Combined EPS – beia * per €0.51	$4.75	$4.53	$5.07	$4.53
Combined EPS – beia * per 5.6p	$2.85	$2.72	$3.04	$2.72

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	1,012,545	998,141	1,012,545	998,141
Adjusted average combined share units of 5.6p	1,687,575	1,663,569	1,687,575	1,663,569

	US $ Millions
Adjusted net profit attributable to ordinary capital	2,131	3,078	2,314	3,078

Combined diluted EPS per €0.51	$2.11	$3.08	$2.29	$3.08
Combined diluted EPS per 5.6p	$1.26	$1.85	$1.37	$1.85

* Before exceptional items and amortisation of goodwill and intangibles